COMPENSATION OF DIRECTORS

        In 1999, each director of the Company who was not an officer of the Company or a subsidiary received (a) a fee of $1,000 for each meeting of the Board (with the exception of meetings not held at the Company's headquarters, for which a fee of $2,000 was paid), and (b) a fee of $1,000 for each meeting of a permanent committee of the Board. For 1999, the annual retainers for serving on the Board of Directors of the Company and for serving as Chairman of a permanent committee were $20,000 and $4,000, respectively. Under the 1996 Non-Employee Directors' Stock Plan, as amended, each director receives 50% of his or her annual retainer in the form of common stock and may also elect to receive all or a portion of the remainder of his or her retainer in the form of common stock.

        Pursuant to the 1996 Non-Employee Directors' Stock Plan (the "1996 Plan") on April 22, 1999, Messrs. Curl, Fox, Furek and Hotard and Mrs. Fore each elected to receive all of the remainder of the retainer in stock, and accordingly received an aggregate of 621 shares of the Company's common stock, issued at fair market value, as such term is defined in the 1996 Plan. Messrs. Kelly, Saglio and Whitesides and Mrs. Goss each received 50% of their retainer in stock, and accordingly received 310 shares of the Company's common stock which were issued at fair market value, as such term is defined in the 1996 Plan. In addition, on December 31, 1999, each outside director was granted 300 shares of the Company's common stock pursuant to the Company's 1994 Stock Plan for Outside Directors which were issued at fair market value, as such term is defined in that plan. As of December 31, 1999, the aggregate value computed as of the respective dates of grant of the shares of the Company's common stock received by Messrs. Curl, Fox, Furek and Hotard and Mrs. Fore was $31,760. The aggregate value computed as of the respective dates of grant of the shares of the Company's common stock received by Messrs. Kelly, Saglio and Whitesides and Mrs. Goss was $21,749.


                     COMPENSATION OF EXECUTIVE OFFICERS

        The following table contains information concerning compensation paid or to be paid to the chief executive officer ("CEO") and the other four most highly compensated executive officers of the Company for services rendered to the Company and its subsidiaries during the past three completed fiscal years.

                         SUMMARY COMPENSATION TABLE


                                                                               LONG TERM
                                                                             COMPENSATION
                                                                          ------------------
                          ANNUAL COMPENSATION                                   AWARDS
                          -------------------                                   ------
NAME, AGE,
PRINCIPAL POSITION
AND EXPERIENCE                                       OTHER ANNUAL(1)   RESTRICTED STOCK  OPTIONS        ALL OTHER
WITH THE COMPANY        YEAR   SALARY($)   BONUS($)  COMPENSATION($)     AWARDS($)(2)      (#)      COMPENSATION($)(3)
----------------        ----   ---------   --------  ---------------   ----------------  --------   ------------------

K. Grahame Walker, 62   1999    692,500    539,630      10,010           363,600         55,000          192,171
  Chairman and
  Chief Executive       1998    660,000    164,835       9,239           384,100         64,000          130,894
  Officer since 1993,
  President from        1997    615,563    461,670       9,025           373,438         55,000          168,321
  1993 to Sept. 1999

Kathleen Burdett, 44    1999    275,500    180,330         762           170,438         17,500           54,411
  Vice President and
  Chief Financial       1998    261,250     57,420         692           183,700         16,000           46,535
  Officer,
  since 1995            1997    247,000    156,730         789           164,313         10,000           63,057

David G. Gordon, 48     1999    256,333    124,537       1,051           132,563         15,000           46,645
  President and Chief
  Operating Officer     1998    223,750     39,774         580           125,250         15,000           30,739
  since September 1999
  (Vice President and   1997    211,000     83,084      44,271           119,500         10,000           45,760
  President, Nonwoven
  Materials  Business
  1996 to Sept. 1999;
  President of D&S
  Plastics International
  from prior to 1995
  to 1996)

John D. Thompson, 50    1999    219,750    143,840         927           124,988         15,000           43,191
  Senior Vice
  President,            1998    211,000     44,270           0           125,250         15,000           36,588
  Strategic and
  Business              1997    203,125    122,050       1,020           119,500          6,000           47,531
  Development
  since 1995

Bruce H. Beatt, 47      1999    220,250    114,420         929           124,988          9,000           40,195
  Vice President,
  General Counsel       1998    209,875     36,690         857           125,250          8,000           32,424
  and Secretary
  since 1992            1997    201,625    106,730         608           119,500          6,000           42,399

--------------

(1) The other annual compensation reported above includes the amounts paid by the Company to the executive officers for reimbursement of income taxes incurred by the executive officers in connection with the term life insurance premiums paid by the Company on the executive officers' behalf. For David G. Gordon, the other annual compensation reported above also includes relocation expenses of $43,356 in 1997.

(2) The restricted stock awards reported above, which were made pursuant to the 1999 Plan in 1999, show the dollar value of such awards on the date of grant. As of December 31, 1999, the aggregate number and value of restricted shares held by the named executive officers are as follows: K. Grahame Walker -- 51,434 shares, $2,044,502; Kathleen Burdett -- 21,142 shares, $840,395;
          David G. Gordon -- 11,460 shares, $455,535; John D. Thompson -
          14,796 shares, $588,141 and Bruce H. Beatt -- 13,972 Shares,
          $555,387. Unless and until the restricted shares are forfeited, dividends will be paid on such shares. Additional information regarding the restricted shares issued to the named executive officers is set forth below under the heading "Long Term
          Incentive Plan -- Awards in Last Fiscal Year."

(3) The other compensation reported above for all executive officers is composed of five principal components: (a) the contribution payable under the Dexter ESPRIT Plan, (b) the benefit payable under the Amended and Restated Retirement Equalization Plan, and
          (c) term life insurance premiums. The respective amounts for each of the named executive officers are as follows: K. Grahame Walker
          -- $19,378, $160,820 and $11,966; Kathleen Burdett -- $19,232,
          $34,319 and $860; David G. Gordon -- $19,286, $26,103 and $1,256;
          John D. Thompson -- $19,259, $22,824 and $1,108; and Bruce H.
          Beatt -- $19,151, $19,934 and $1,110.



OPTION GRANTS IN LAST FISCAL YEAR

               The following table discloses information concerning individual grants of stock options made during the last completed fiscal year to the executive officers named in the Summary Compensation Table.


                     OPTION GRANTS IN LAST FISCAL YEAR
                             INDIVIDUAL GRANTS

                                                                         POTENTIAL REALIZABLE VALUE
                                                                                AT ASSUMED
                                                                           ANNUAL RATES OF STOCK
                                                                             PRICE APPRECIATION
                                                                              FOR OPTION TERM
                                                                         --------------------------
                     NUMBER OF      % OF TOTAL
                    SECURITIES        OPTIONS
                    UNDERLYING      GRANTED TO     EXERCISE
                     OPTIONS       EMPLOYEES IN     PRICE     EXPIRATION            5%          10%
NAME                 GRANTED (#)   FISCAL YEAR    ($/SHARE)      DATE             ($)(A)       ($)(A)
----                ------------   ------------   ----------  ----------          ------       ------

K. Grahame Walker    18,333         7.7%          $37.7188     April 22, 2005     $235,176     $533,533
                     18,333         7.7%          $37.7188     April 22, 2006     $281,509     $656,037
                     18,334         7.7%          $37.7188     April 22, 2007     $330,178     $790,833

Kathleen Burdett      5,833         2.4%          $37.7188     April 22, 2005     $ 74,826     $169,754
                      5,833         2.4%          $37.7188     April 22, 2006     $ 89,586     $208,731
                      5,834         2.4%          $37.7188     April 22, 2007     $105,065     $251,648

David G. Gordon       5,000         2.1%          $37.7188     April 22, 2005     $ 64,140     $145,512
                      5,000         2.1%          $37.7188     April 22. 2006     $ 76,777     $178,922
                      5,000         2.1%          $37.7188     April 22, 2007     $ 90,045     $215,674

John D. Thompson      3,000         1.3%          $37.7188     April 22, 2005     $ 38,484     $ 87,307
                      3,000         1.3%          $37.7188     April 22. 2006     $ 46,066     $107,353
                      3,000         1.3%          $37.7188     April 22, 2007     $ 54,027     $129,404

Bruce H. Beatt        3,000         1.3%          $37.7188     April 22, 2005     $ 38,484     $ 87,307
                      3,000         1.3%          $37.7188     April 22. 2006     $ 46,066     $107,353
                      3,000         1.3%          $37.7188     April 22, 2007     $ 54,027     $129,404

-------------

(a) The five percent and ten percent rates of appreciation were set by the Securities and Exchange Commission and are not intended to forecast future appreciation of the Company's common stock.


The option grants described in the foregoing table were made pursuant to the 1999 Plan. On April 22, 1999, three grants of stock options were made to each of the above-named executive officers. The first grant will vest on April 22, 2000, the second grant will vest on April 22, 2001, and the third grant will vest on April 22, 2002. All grants become exercisable without regard to any performance-based conditions upon vesting. All options expire five years after vesting. The exercise price for all options granted in 1999 under the 1999 Plan is the fair market value per share of the Company's common stock on the date of grant and is not subject to change. The 1999 Plan permits the grant of stock appreciation rights in tandem with options or as freestanding awards.


AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES

               The table set forth below discloses certain information concerning the exercise of stock options during the last completed fiscal year by the executive officers named in the Summary Compensation Table as well as certain information concerning the number and value of unexercised options.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
VALUES


                                                NUMBER OF               VALUE OF
                                               SECURITIES              UNEXERCISED
                                               UNDERLYING             IN-THE-MONEY
                                               UNEXERCISED         OPTIONS AND SARS
                                            OPTIONS AND SARS       AT FY-END($)(A)
                                              AT FY-END(#)
                                            ----------------       ----------------
                        SHARES
                      ACQUIRED ON    VALUE      EXERCISABLE/          EXERCISABLE/
       NAME           EXERCISE(#)   REALIZED    UNEXERCISABLE        UNEXERCISABLE

K. Grahame Walker..    21,666      $196,869     101,500 / 116,001   $1,003,634 / $291,618

Kathleen Burdett..      4,000      $ 16,167      19,333 /  31,501     $174,212 /   68,261

David G. Gordon...        414      $  4,428     29,586 /   28,334     $300,610/   $63,183

John D. Thompson..      2,000      $ 10,062     13,000 /   16,334     $132,427/   $37,906

Bruce H. Beatt....      2,666      $ 21,434     12,834 /   16,334     $130,041/   $37,906

----------

(a) The value of unexercised options was determined using the closing price of the Company's common stock as of December 31, 1999.



LONG TERM INCENTIVE PLAN -- AWARDS IN LAST FISCAL YEAR

        The table set forth below discloses certain information concerning the grant of restricted shares of the Company's common stock during the last completed fiscal year to the executive officers named in the Summary Compensation Table. The grants were made pursuant to the 1999 Plan.


           LONG TERM INCENTIVE PLAN -- AWARDS IN LAST FISCAL YEAR

                     NUMBER OF    PERFORMANCE                 ESTIMATED FUTURE PAYOUTS UNDER
                      SHARES,       OR OTHER                   NON-STOCK PRICE-BASED PLANS
                       UNITS      PERIOD UNTIL        ------------------------------------------------------
                     OR OTHER    MATURATION OR          THRESHOLD(B)    TARGET(C)        MAXIMUM(C)
       NAME           RIGHTS       PAYOUT(A)           (# OF SHARES)    (# OF SHARES)    (# OF SHARES)
       -----         ---------   -------------          -------------   -------------    -------------

K. Grahame Walker      9,600     April 22, 2002         2,400             9,600             9,600
Kathleen Burdett       4,500     April 22, 2002         1,125             4,500             4,500
David G. Gordon        3,500     April 22, 2002           875             3,500             3,500
John D. Thompson       3,300     April 22, 2002           825             3,300             3,300
Bruce H. Beatt         3,300     April 22, 2002           825             3,300             3,300

--------------

(a) The restricted shares reported in this table were granted to the named executive officers on April 22, 1999, and are subject to two types of restrictions: (a) restrictions based on the achievement by the Company of certain financial targets during the three year period commencing on January 1, 1999 and ending on December 31, 2001 ("performance target restrictions"), and (b) restrictions based on continuous employment by the Company over specified periods of time ("time-lapse restrictions"). Seventy-five percent of the restricted shares granted to each executive officer are subject to both performance target restrictions and time-lapse restrictions. The remaining twenty-five percent are subject solely to time- lapse restrictions, which will lapse if the executive officer remains in the Company's employment through the date set forth in this column.

(b) If the Company fails to achieve at least 85% of the financial targets established for the performance target restrictions, then all the shares subject to performance target restrictions will be forfeited. Thus, the "Threshold" amount shown in this column is the number of restricted shares which are subject solely to time-lapse restrictions.

(c) The "Target" amount reflects the number of shares for which the performance restrictions will lapse if the Company achieves 100% of the financial targets. No additional shares will be awarded if the Company achieves more than 100% of the financial targets.
        Accordingly, the "Maximum" amount is the same as the "Target" amount.


PENSION PLANS

        The Company maintains the Dexter Pension Plan for the employees of certain business units. Employees are eligible to participate in the pension plan after one year of service and after attaining age 21 and become fully vested after five years of service. The annual benefit payable upon normal retirement is equal to the sum of: (i) 1.5% of a participant's average compensation times the participant's years of service prior to January 1, 1976; (ii) 1% of the participant's average annual compensation times the participant's years of service after December 31, 1975; and (iii)
 .5% of the participant's average annual compensation in excess of Social Security covered compensation times the participant's years of service after December 31, 1975. For purposes of calculating the annual benefit, a participant shall be credited with no more than 35 years of service. The annual benefit payable upon normal retirement (age 65) is reduced or increased, respectively, if the participant elects an early or postponed retirement. Mr. Walker, while employed by a business unit of the Company, participated in the pension plan. The estimated annual benefit payable under the pension plan to Mr. Walker upon normal retirement is $47,018. Ms. Burdett, Mr. Gordon, Mr. Thompson and Mr. Beatt are not participants in the Company's pension plan.

        John D. Thompson, while an employee of Life Technologies, Inc. ("LTI"), participated in the LTI Pension Plan. Mr. Thompson is fully vested in the LTI Pension Plan. Under the LTI Pension Plan, normal retirement age is 65, and actuarially reduced benefits are available to participants who are age 55 and have ten years of service. In general, under the LTI Pension Plan, the participant accrues an annual retirement benefit equal to 1% of the participant's final five-year average LTI compensation times the number of years of service credited after October 31, 1975. Eligible compensation is defined as salary, hourly wages, bonus and commissions. The estimated annual benefit payable to Mr. Thompson under the LTI Pension Plan upon normal retirement is $23,201.

        The Company has a supplemental retirement plan intended to provide retirement benefits, supplementing those provided under other plans, to certain executive officers and key employees. The executive officers named in the Summary Compensation Table are participants in the supplemental retirement plan. Upon retirement, participants are entitled to receive an annual benefit equal to 55% of their average final compensation (the annual average of (a) salaries, and (b) cash incentive payments, during the highest 60 consecutive calendar months of a participant's last ten years as a participant in the plan) less all other retirement benefits received (including the full primary Social Security benefit and all retirement benefits from other Company-related plans and plans of other employers). Unless otherwise stipulated by the Board of Directors, such annual benefit will be reduced ratably for employment of less than, and will not be increased for employment of more than, 20 years of service with the Company.

        The following table shows the estimated annual benefit (prior to an offset for other retirement benefits received) which participants are entitled to receive under the supplemental retirement plan, on a straight life annuity basis assuming retirement at age 65 in the indicated compensation classification with certain years of service. If the annual retirement benefits payable to a participant under other Company-related plans and plans of other employers (plus his or her primary Social Security benefit) exceed the annual retirement benefit shown in the table, the participant will instead receive the benefits payable under those other plans.


 AVERAGE                            YEARS OF SERVICE
  FINAL            ---------------------------------------------------
 COMPENSATION        15        20        25         30         35
 ------------        --        --        --         --         --

   $125,000        $51,563   $68,750    $68,750    $68,750   $68,750
    150,000         61,875    82,500     82,500     82,500    82,500
    175,000         72,188    96,250     96,250     96,250    96,250
    200,000         82,500   110,000    110,000    110,000   110,000
    225,000         92,813   123,750    123,750    123,750   123,750
    250,000        103,125   137,500    137,500    137,500   137,500
    300,000        123,750   165,000    165,000    165,000   165,000
    350,000        144,375   192,500    192,500    192,500   192,500
    400,000        165,000   220,000    220,000    220,000   220,000
    450,000        185,625   247,500    247,500    247,500   247,500
    500,000        206,250   275,000    275,000    275,000   275,000

        The number of credited years of service as of December 31, 1999 is 34 for K. Grahame Walker, 18 for Kathleen Burdett, 24 for David G. Gordon, 21 for John D. Thompson and 9 for Bruce H. Beatt.

SEVERANCE AGREEMENTS

        The Company has entered into agreements with the executive officers named in the Summary Compensation Table and with certain other executive officers and key employees of the Company which, in the event of a change of control, as such term is defined in the agreements, provide for certain benefits. Agreements entered into by the Company and the executive officers named in the Summary Compensation Table provide for benefits in the following circumstances:

        o involuntary termination of the individual's employment within 395 days of the occurrence of the change in control for reasons other than death, permanent disability, attainment of age 65 or cause;

        o resignation within 395 days of the occurrence of the change of control for good reason; and

        o resignation for any reason during the thirty-day period immediately preceding the expiration of the severance period.

In such circumstances, the employee shall be entitled to a severance payment equal to a certain percentage (200% in the case of the executive officers named in the Summary Compensation Table) of (i) the employee's base salary at the time of termination or resignation, and (ii) the highest annual incentive compensation paid in any of the three full years immediately prior to the change of control. In addition, the employee will be entitled to a continuation of certain employee welfare benefits for a certain period (two years in the case of the executive officers named in the Summary Compensation Table) provided by the Company on the date of the change in control, and the employee will be credited with a certain number of additional years of service (two in the case of the executive officers named in the Summary Compensation Table) for retirement income plan purposes. The employees are also entitled to receive additional payments, if necessary, to reimburse the employee for (i) any legal expenses, plus interest thereon, incurred in enforcing or defending a severance agreement, and (ii) any excise tax liability that may be imposed by reason of Section 4999 of the Internal Revenue Code. For purposes of the severance agreements, the term "change of control" generally means:

        o a person acquires beneficial ownership of 19% or more of the Company's common stock;

        o certain changes in the composition of a majority of the Company's board of directors from such composition on September 20, 1999, except such changes approved by two-thirds of such directors;

        o except as otherwise specifically provided for in the agreements the Company is reorganized, merged, consolidated or sells, or otherwise disposes of substantially all of its assets; or

        o approval by the shareholders of the Company of a complete liquidation or dissolution of the Company.

        The provisions of the severance agreements will therefore be triggered if the Connecticut District Court were to uphold the validity of the Board Size Bylaw Proposal and the Additional Directors Election Proposal and each such proposal were to receive the legally requisite vote for approval by the Dexter shareholders. See the discussion under the headings "Proxy Statement" and "Certain Litigation."

              REPORT OF COMPENSATION & ORGANIZATION COMMITTEE
                         ON EXECUTIVE COMPENSATION

        The Compensation & Organization Committee ("Compensation Committee") is responsible for, among other things, establishing the compensation policies applicable to executive officers of the Company. The Compensation Committee is composed exclusively of outside directors. There are presently five members: Robert M. Furek, Chairman, Henrietta Holsman Fore, Bernard M. Fox, Martha Clark Goss and Edgar G. Hotard.

OVERALL POLICY

        The Company's executive compensation program is designed to be linked to corporate performance and return to shareholders. Of particular importance to the Company is its ability to grow and enhance its long-term competitiveness. Shorter term performance, although scrutinized by the Compensation Committee, stands behind the issue of furthering the Company's strategic goals. To this end, the Company has developed an overall compensation strategy and specific compensation plans that tie a significant portion of executive compensation to the Company's success in meeting specified performance goals and to growth of the Company's stock price. The overall objectives of this strategy are to attract and retain the best possible executive talent, to motivate these executives to achieve the goals inherent in the Company's business strategy, to link executive and shareholder interests through equity-based plans and to provide a compensation package that recognizes individual contributions as well as overall business results.

        Each year the Compensation Committee conducts a full review of the Company's executive compensation program. This review includes a comprehensive evaluation, based on compensation surveys prepared by independent compensation consultants, of the competitiveness of the Company's compensation program and a comparison of the Company's executive compensation to a peer group of public corporations (the "Compensation Peer Group") which, in the view of the Compensation Committee, represent the Company's most direct competitors for executive talent. There are currently 17 companies in the Compensation Peer Group, which is subject to occasional change as the Company or its competitors change their focus, merge or are acquired, or as new competitors emerge. It is the Compensation Committee's policy to target overall compensation for executive officers of the Company at a level which is at the median paid for such positions by the Compensation Peer Group. A variety of other factors, however, including position and time in position, experience, and both company performance and individual performance, will have an impact on individual compensation amounts.

        The Compensation Committee believes that the Compensation Peer Group represents the group of companies for which remuneration data is available that compete most directly with the Company for executive talent. It should be noted that, while there are overlaps, the Compensation Peer Group is composed of a different group of companies than is contained in either of the indices used in the performance graph contained in this proxy statement.

        The Compensation Committee approves the compensation of the executive officers of the Company, including the individuals whose compensation is detailed in this proxy statement, and reviews the compensation policies and pay practices employed with respect to all the Company's other executive-level employees. This is designed to ensure consistency throughout the executive compensation program.

        The key elements of the Company's executive compensation program in 1999 consisted of base salary, annual incentive compensation and long term incentive compensation in the form of stock options and restricted stock awards. The Compensation Committee's policies with respect to each of these elements, including the basis for the compensation awarded to the CEO, are discussed below. In addition, while the elements of compensation described below are considered separately, the Compensation Committee takes into account the full compensation package afforded by the Company to the individual, including pension benefits, supplemental retirement benefits, severance plans, insurance and other benefits, as well as the programs described below.

BASE SALARIES

        Base salaries for executive officers are established by evaluating, on an annual basis, the performance of such individuals (which evaluation involves management's consideration of such factors as responsibilities of the position held, contribution toward achievement of the strategic plan, attainment of specific individual objectives, interpersonal managerial skills and civic involvement), and by reference to the marketplace for executive talent, including a comparison to base salaries for comparable positions at companies within the Compensation Peer Group.

        In establishing the CEO's base salary, the Compensation Committee took into account the salaries of chief executive officers at companies within the Compensation Peer Group and the CEO's leadership in shaping and implementing the strategy of the Company to become focused on the technologies and markets that will generate future earnings growth. Based upon this evaluation, the Compensation Committee established a base salary of $700,000 for the period commencing April 1, 1999 and ending March 31, 2000, an increase of 4.5% over the $670,000 base salary paid to him during the immediately preceding 12 month period.

ANNUAL INCENTIVE COMPENSATION

        Annual incentive compensation accounts for a significant percentage of each executive officer's compensation. Executive officers of the Company (other than the CEO) participate in the Company's Executive Incentive Compensation Plan, and the CEO participates in the Company's Senior Management Executive Incentive Plan, which was designed to conform with the requirements of Internal Revenue Code Section 162(m). (These plans are collectively referred to herein as the EIC Plans.) The EIC Plans are designed to compensate executives for performance that increases shareholder value over time, and are reviewed annually by the Compensation Committee.

        Each of the EIC Plans has two performance components: (1) corporate and/or business unit financial performance and (2) an assessment of the executive's individual performance. Each year the Compensation Committee reviews the specific financial measures to be used and approves the target payout amounts for all executive officers of the Company. The target payouts are determined by reference to each executive's job classification as determined pursuant to a Hay point system. The Hay point system evaluates jobs according to the knowledge required to do the job, the intensity of thinking needed to solve the problems commonly faced, and the accountability of the position. In 1999, the sole financial measure for corporate financial performance, which was approved by the Compensation Committee, was earnings per share. The financial measures used in 1999 for individual businesses, on the other hand, included several from a variety of factors, such as sales growth, growth in operating earnings, and return on investment. These factors were weighted differently for each business to reflect the corporate management's assessment of those issues that were in need of emphasis, all in accordance with the Company's strategic plan.

        The four most highly compensated executive officers other than the CEO were eligible to receive incentive compensation payouts in 1999 of specified amounts of their base salaries in the event that financial performance targets were fully achieved. Such payouts were subject to further adjustment, up or down, based upon management's assessment of individual performance. Based upon these factors, the actual payout amounts for these individuals ranged from approximately 49% to approximately 65% of their base salaries. The assessment of management as to the performance of these individuals did not result in a significant (over 10%) reduction or increase in the amount of the payout.

        The CEO was eligible to receive an incentive compensation payout in 1999 equal to 75% of his base salary in the event that financial performance targets were fully achieved (or more if they were exceeded). There was no reduction or increase in the CEO's incentive compensation payout based on an assessment of the CEO's individual performance. Because earnings per share slightly exceeded the targeted amount established by the Compensation Committee for 1999, a target that, in the opinion of the Compensation Committee, was aggressive and required significant efforts on the part of the CEO, the CEO's actual payout was approximately 78% of his base salary, or $539,630. This represents an increase from the $164,835 of incentive compensation paid to the CEO in 1998, when the targeted goals were not met.

        It should be emphasized that the Company's EIC Plans are pay-for-performance plans and, as a result, payments under such plans vary from year to year depending upon the Company's financial performance. In years in which performance targets have been met, such as 1999, there has been a full payout of incentive compensation to the CEO. In years in which the targets have not been met, on the other hand, such as 1998, such payouts have been reduced.

        Because the purpose of the EIC Plans is to reward performance that increases shareholder value over time, the Compensation Committee requires that the overall corporate return to shareholders, apart from unusual items, exceeds the cost of capital for the Company as a whole before any executive incentive compensation is paid. There are also minimum thresholds established for payouts to corporate and business unit employees.

STOCK OPTIONS

        The third component of executive compensation is the Company's stock option program, pursuant to which the Company has granted to executive officers and other senior management options to purchase shares of its common stock. Stock options are granted with an exercise price equal to the market price of the common stock on the date of grant, vest over three years and expire five years from the date of vesting.

        A total of 240,000 options were granted to executive officers and other senior management in 1999 under the 1999 Long Term Incentive Plan ("1999 Plan"), 55,000 of which were granted to the CEO and 50,500 of which were granted (in the aggregate) to the four other executive officers named in the Summary Compensation Table. The number of stock options granted in 1999 were determined by reference to the long term compensation for comparable positions at companies within the Compensation Peer Group and based upon an assessment of individual performance.

RESTRICTED STOCK AWARDS

        The final component of executive compensation is restricted stock, which the Company granted in 1999 to executive officers and other senior management under the 1999 Plan.

        A total of 60,000 shares of restricted stock were granted to executive officers and other senior management in 1999, 9,600 of which were granted to the CEO and 14,600 of which were granted (in the aggregate) to the four other executive officers named in the Summary Compensation Table. The number of restricted stock awards granted in 1999 were determined by reference to the long term compensation for comparable positions at companies within the Compensation Peer Group and based upon an assessment of individual performance.

        Restricted stock awards are intended to align the interests of executives with those of the shareholders. The shares of restricted stock issued to executive officers and other senior management in 1999 are subject to two types of restrictions: (a) restrictions based on the achievement by the Company of certain financial performance targets during the three year period commencing on January 1, 1999 and ending on December 31, 2001 ("performance target restrictions") and (b) restrictions based on continuous employment of the recipient over a specified period of time ("time- lapse restrictions"). Seventy-five percent of the restricted shares issued in 1999 are subject to both performance target restrictions and time-lapse restrictions. The remaining 25 percent of the restricted shares are subject solely to time-lapse restrictions. This approach is intended to incentivize the creation of shareholder value over the long term.

        In 1995, the Compensation Committee established guidelines for ownership of Dexter common stock by executive officers. Under these guidelines, each executive officer is expected to own, within three years of becoming an executive officer, Dexter common stock with a value of between two to four times his or her base salary, depending upon the individual's position with the Company. As of December 31, 1999, these ownership guidelines have been met.

DEDUCTIBILITY OF COMPENSATION

        Internal Revenue Code Section 162(m), which was added to the Internal Revenue Code by the Omnibus Budget Reconciliation Act of 1993, limits the amount of compensation a corporation may deduct as a business expense. That limit, which applies to up to five executives individually, is $1 million per individual, per year, subject to certain specified exceptions. All compensation payments in 1999 to the five executive officers named in the Summary Compensation Table will be fully deductible. The Company has procedures in place to assure that compensation paid to executive officers continues to be fully deductible in the future.

CONCLUSION

        Through the programs described above, a very significant portion of the Company's executive compensation is linked directly to individual and corporate performance and stock price appreciation over the long term. The Compensation Committee intends to continue and strengthen the policy of linking executive compensation to corporate performance and returns to shareholders, recognizing that the fluctuations of the business cycle from time to time may result in an imbalance for a particular period.

Compensation & Organization Committee

Robert M. Furek, Chairman
Henrietta Holsman Fore
Bernard M. Fox
Martha Clark Goss
Edgar G. Hotard


PERFORMANCE GRAPH

        The following graph shows how an initial investment of $100 in the Company's common stock would have compared to an equal investment in the S&P 500 Index or in the S&P Specialty Chemicals Index over the five-year period beginning December 31, 1994 and ending December 31, 1999. The graph reflects reinvestment of all dividends.

        NOTE: The total shareholder return shown on the graph below is not necessarily indicative of future returns on the Company's common stock.

                          COMPARISON OF FIVE YEAR
                    CUMULATIVE TOTAL SHAREHOLDER RETURN

           (ASSUMING AN INVESTMENT OF $100 ON DECEMBER 31, 1993)



DEXTER CORPORATION PERFORMANCE GRAPH


                                                        S&P Specialty
                   Dexter Corporation  S&P 500 Index    Chemicals Index
                   ------------------  -------------    ---------------
1994                   $100.00         $100.00           $100.00
1995                   $112.73         $137.58           $131.44
1996                   $156.70         $169.17           $134.81
1997                   $218.11         $225.60           $166.94
1998                   $164.05         $290.08           $142.17
1999                   $213.33         $351.12           $157.37



        COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

        The Compensation Committee is composed of five members: Robert M. Furek, Chairman, Henrietta Holsman Fore, Bernard M. Fox, Martha Clark Goss, and Edgar G. Hotard. None of the members of the Compensation Committee is an officer, employee or former officer or employee of the Company or its subsidiaries. In 1999, none of the members of the Compensation Committee had any relationship requiring disclosure in accordance with Item 402(j)(3) of Regulation S-K of the SEC.